1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 21.4% Quarter-over-Quarter growth in Revenues Resulting in Earnings per Share of NT$ 1.08 or Earnings per ADS of US$ 0.18 for Second Quarter 2014

Taichung, Taiwan, July 30, 2014—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2014 were NT$ 21,928 million, which represented a 21.4% growth in revenues compared to the first quarter of 2014 and a 24.6% growth in revenues compared to the second quarter of 2013. SPIL reported a net income of NT$ 3,371 million for the second quarter of 2014, compared with a net income of NT$ 2,091 million and a net income of NT$ 1,740 million for the first quarter of 2014 and the second quarter of 2013, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 1.08, and diluted earnings per ADS was US$ 0.18.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•	For the second quarter of 2014, net revenues from IC packaging were NT$ 19,437 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,491 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 16,263 million, representing an increase of 15.6% compared to the first quarter of 2014 and an increase of 16.8% compared to the second quarter of 2013.

•	Raw materials costs were NT$ 7,521 million for the second quarter of 2014 and represented 34.3% of total net revenues, whereas raw materials costs were NT$ 6,180 million and represented 34.2% of total net revenues for the first quarter of 2014.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 253 million.

•	Gross profit was NT$ 5,665 million for the second quarter of 2014, representing a gross margin of 25.8%, which increased from a gross margin of 22.1% for the first quarter of 2014 and was up from 20.9% for the second quarter of 2013.

•	Total operating expenses for the second quarter of 2014 were NT$ 1,726 million, which included selling expenses of NT$ 230 million, administrative expenses of NT$ 643 million and R&D expenses of NT$ 853 million. Total operating expenses represented 7.8% of total net revenues for the second quarter of 2014.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 121 million.

•	Operating income was NT$ 3,939 million for the second quarter of 2014, representing an operating margin of 18.0%, which increased from 13.2% for the first quarter of 2014 and increased from 10.8% for the second quarter of 2013.

•	Net income before tax was NT$ 4,058 million for the second quarter of 2014, which increased from a net income before tax of NT$ 2,551 million for the first quarter of 2014 and increased from a net income before tax of NT$ 2,147 million for the second quarter of 2013.

•	Income tax expense was NT$ 687 million for the second quarter of 2014, compared with income tax expense of NT$ 460 million for the first quarter of 2014 and income tax expense of NT$ 407 million for the second quarter of 2013.

•	Net income was NT$ 3,371 million for the second quarter of 2014, which increased from a net income of NT$ 2,091 million for the first quarter of 2014 and increased from a net income of NT$ 1,740 million for the second quarter of 2013.

•	Total number of shares outstanding was 3,129 million shares as of June 30, 2014. Diluted earnings per ordinary share for this quarter was NT$ 1.08, or US$ 0.18 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 18,651 million as of Jun 30, 2014 from NT$ 18,945 million as of Mar 31, 2014, and NT$ 16,953 million as of Jun 30, 2013.

•	Capital expenditures for the second quarter of 2014 totaled NT$ 3,492 million, which included NT$ 1,556 million for packaging equipment and NT$ 1,936 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2014 totaled NT$ 2,895 million, which included NT$ 2,176 million was from packaging operations and NT$ 719 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 19,437 million for the second quarter of 2014, which represented a increase of NT$ 3,496 million or 21.9% compared to the first quarter of 2014.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 30%, 17% and 41%, respectively, of total net revenues for the second quarter of 2014.

•	Capital expenditures for IC packaging operations totaled NT$ 1,556 million for the second quarter of 2014, which included NT$ 1,486 million for packaging and building construction and NT$ 70 million for wafer bumping operations.

•	As of Jun 30, 2014 we had 7,432 wirebonders installed, of which 112 were disposed in the second quarter of 2014.

IC testing service:

•	Net revenues from testing operations were NT$ 2,491 million for the second quarter of 2014, which represented an increase of NT$ 372 million or 17.6% compared to the first quarter of 2014.

•	Capital expenditures for testing operations totaled NT$ 1,936 million for the second quarter of 2014.

•	As of Jun 30, 2014 we had 461 testers installed, of which 42 were added and 12 were disposed in the second quarter of 2014.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q14	1Q14
Communication	64%	63%
Computing	12%	14%
Consumer	20%	19%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	2Q14	1Q14
Bumping & Flip Chip	41%	39%
Substrate Based	30%	29%
Leadframe Based	17%	20%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”) (NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Jun 30, 2014 reflect our gains or losses attributable to the second quarter of 2014 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Jun 30, 2014, nor the consolidated financial data for our company is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of June 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2014			June 30, 2013		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	624,522	18,651,358	17	16,953,454	16	1,697,904	10
Accounts receivable	622,737	18,598,034	17	14,042,280	14	4,555,754	32
Inventories	145,840	4,355,506	4	3,932,874	4	422,632	11
Other current assets	63,870	1,907,471	1	1,758,128	2	149,343	8

Total current assets	1,456,969	43,512,369	39	36,686,736	36	6,825,633	19

Non-current Assets
Available-for-sale financial assets	332,474	9,929,333	9	6,524,426	6	3,404,907	52
Long-term investment under equity method	20,066	599,271	—	638,395	1	(39,124)	-6
Property, plant and equipment	1,914,166	57,166,569	51	56,634,673	55	531,896	1
Intangible assets	9,577	286,009	—	422,994	—	(136,985)	-32
Other assets	47,345	1,413,967	1	2,084,909	2	(670,942)	-32

Total non-current assets	2,323,628	69,395,149	61	66,305,397	64	3,089,752	5

Total Assets	3,780,597	112,907,518	100	102,992,133	100	9,915,385	10

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,538,525	2	2,550,000	3	(11,475)	—
Accounts payable	263,091	7,857,210	7	7,291,344	7	565,866	8
Current portion of long-term debt	165,538	4,943,790	5	3,164,171	3	1,779,619	56
Other current liability	606,719	18,119,669	16	17,998,371	17	121,298	1
Non-current Liabilities
Long-term loans	402,173	12,010,901	11	12,488,184	12	(477,283)	-4
Other liabilities	46,634	1,392,718	1	1,171,679	1	221,039	19

Total Liabilities	1,569,155	46,862,813	42	44,663,749	43	2,199,064	5

Stockholders’ Equity
Capital stock	1,043,483	31,163,611	27	31,163,611	30	—	—
Capital reserve	528,091	15,771,441	14	15,776,214	15	(4,773)	—
Legal reserve	294,559	8,797,005	8	8,207,777	8	589,228	7
Special reserve	—	—	—	244,604	—	(244,604)	-100
Retained earnings	183,275	5,473,512	5	1,441,573	2	4,031,939	280
Other equity	162,034	4,839,136	4	1,494,605	2	3,344,531	224

Total Equity	2,211,442	66,044,705	58	58,328,384	57	7,716,321	13

Total Liabilities & Shareholders’ Equity	3,780,597	112,907,518	100	102,992,133	100	9,915,385	10

Forex ( NT$ per US$ )		29.865		30.000

(1)	All figures are under TIFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q 2014				2Q 2013		YOY	2Q 2014	1Q 2014		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	728,507		21,928,049	100.0		17,601,598	24.6	21,928,049		18,060,370	21.4
Cost of Goods Sold	(540,300)		(16,263,052)	-74.2		(13,925,296)	16.8	(16,263,052)		(14,065,731)	15.6

Gross Profit	188,207		5,664,997	25.8		3,676,302	54.1	5,664,997		3,994,639	41.8

Operating Expenses
Selling Expenses	(7,643)		(230,047)	-1.0		(226,889)	1.4	(230,047)		(209,748)	9.7
Administrative Expenses	(21,346)		(642,506)	-2.9		(590,417)	8.8	(642,506)		(558,595)	15.0
Research and Development Expenses	(28,344)		(853,144)	-3.9		(962,811)	-11.4	(853,144)		(834,278)	2.3

	(57,333)		(1,725,697)	-7.8		(1,780,117)	-3.1	(1,725,697)		(1,602,621)	7.7

Operating Income	130,874		3,939,300	18.0		1,896,185	107.7	3,939,300		2,392,018	64.7

Non-operating Income	10,150		305,501	1.4		392,371	-22.1	305,501		308,053	-0.8
Non-operating Expenses	(6,200)		(186,631)	-0.9		(140,985)	32.4	(186,631)		(148,800)	25.4

Income from Continuing Operations before Income Tax	134,824		4,058,170	18.5		2,147,571	89.0	4,058,170		2,551,271	59.1
Income Tax Credit (Expenses)	(22,819)		(686,838)	-3.1		(407,368)	68.6	(686,838)		(460,241)	49.2

Net Income	112,005		3,371,332	15.4		1,740,203	93.7	3,371,332		2,091,030	61.2

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	(6,353)		(191,223)			152,597				125,062
Unrealized valuation profit and loss of available-for-sale financial assets	89,423		2,691,622			692,469				1,153,417
Tax effect of other comprehensive income items	(576)		(17,348)			(75,067)				(39,261)

Total other comprehensive income	82,494		2,483,051			769,999				1,239,218

Total comprehensive income	194,499		5,854,383			2,510,202				3,330,248

Earnings Per Ordinary Share- Diluted		NT$	1.08		NT$	0.56			NT$	0.67

Earnings Per ADS- Diluted		US$	0.18		US$	0.09			US$	0.11

Weighted Average Outstanding Shares - Diluted (‘k)			3,128,788			3,085,498				3,138,305

Forex ( NT$ per US$ )			30.10			29.85				30.27

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2014 and 2013
	2014				2013		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,325,149		39,988,419	100.0		31,420,808	27.3
Cost of Goods Sold	(1,004,976)		(30,328,783)	-75.8		(25,727,640)	17.9

Gross Profit	320,173		9,659,636	24.2		5,693,168	69.7

Operating Expenses
Selling expenses	(14,572)		(439,795)	-1.1		(405,455)	8.5
Administrative expenses	(39,799)		(1,201,101)	-3.0		(1,096,189)	9.6
Research and development expenses	(55,905)		(1,687,422)	-4.3		(1,658,240)	1.8

	(110,276)		(3,328,318)	-8.4		(3,159,884)	5.3

Operating Income	209,897		6,331,318	15.8		2,533,284	149.9

Non-operating Income	20,326		613,554	1.5		565,006	8.6
Non-operating Expenses	(11,116)		(335,431)	-0.8		(1,153,334)	-70.9

Income Before Income Tax	219,107		6,609,441	16.5		1,944,956	239.8
Income Tax Credit (Expenses)	(38,023)		(1,147,079)	-2.8		(496,610)	131.0

Net Income	181,084		5,462,362	13.7		1,448,346	277.1

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	(2,221)		(66,161)			369,015

Unrealized valuation profit and loss of available-for-sale financial assets	127,527		3,845,039			1,129,975

Tax effect of other comprehensive income items	(1,873)		(56,609)			(103,149)

Total other comprehensive income	123,433		3,722,269			1,395,841

Total comprehensive income	304,517		9,184,631			2,844,187

Earnings Per Ordinary Share- Diluted		NT$	1.75		NT$	0.47

Earnings Per ADS- Diluted		US$	0.29		US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,128,788			3,084,043

Forex ( NT$ per US$)			30.18			29.69

(1)	All figures are under TIFRS .
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on June 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2014		6 months, 2013
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	219,107	6,609,441	1,944,956
Depreciation	191,244	5,711,508	5,040,260
Amortization	9,688	289,323	295,705
Change in working capital & others	(94,638)	(2,826,365)	679,502

Net cash flows provided from operating activities	325,401	9,783,907	7,960,423

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(217,713)	(6,501,999)	(7,512,618)
Proceeds from disposal of equipments	7,958	237,655	21,458
Increase of equity investment	(2,137)	(63,818)	—
Payment for deferred charges/other changes	(9,374)	(279,951)	(478,945)

Net cash used in investing activities	(221,266)	(6,608,113)	(7,970,105)

Cash Flows from Financing Activities:
Proceeds from long-term loan	—	—	1,757,000
Repayment of long-term loan	(53,209)	(1,589,083)	(1,589,083)
Proceeds from employee’s purchase of treasury stocks/other charges	3,830	114,397	961,472

Net cash provided from financing activities	(49,379)	(1,474,686)	1,129,389

Foreign currency exchange effect	1,367	(24,997)	(18,745)

Net increase (decrease) in cash and cash equivalents	56,123	1,676,111	1,100,962

Cash and cash equivalents at beginning of period	568,399	16,975,247	15,852,492

Cash and cash equivalents at end of period	624,522	18,651,358	16,953,454

Forex ( NT$ per US$ )		29.865	30.000

(1)	All figures are under TIFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 30, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer